Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Bellerophon Therapeutics, Inc.:
We consent to the use of our report dated March 13, 2017, with respect to the consolidated balance sheets of Bellerophon Therapeutics, Inc. (formerly Bellerophon Therapeutics LLC) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’/members’ equity and invested deficit and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K/A of Bellerophon Therapeutics, Inc. incorporated by reference herein.

/s/ KPMG LLP
Short Hills, New Jersey
July 21, 2017